February 9, 2007

Mr. Larry Spirgel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Telecom Italia Media S.p.A., File No. 333-12334

Dear Mr. Spirgel,

      We have received your letter dated February 6, 2007, setting forth comments of the staff of the Division of Corporate Finance (the “Staff ”) of the Securities and Exchange Commission (the “SEC”) on the annual report on Form 20-F for the year ended December 31, 2005 (the “TI Media 20-F ”) of Telecom Italia Media S.p.A. (“TI Media”), File No. 333-12334.

TI Media acknowledges that:

•	TI Media is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	TI Media may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     To facilitate the Staffs review, we have reproduced the applicable captions and numbered comments from the Staffs comment letter in bold face text. Our response follows each comment.

1.	We note that you have classified the expense of Euro 282 million related to the acquisition and subsequent disposition of the 40% equity interest in Finanziaria Web within financial expenses, with footnote disclosure showing it classified as “Impairment losses on financial assets (equity investments and securities other than equity investments)". While IAS 32 defines a financial asset, it also specifically excludes from its scope interests in subsidiaries, associates and joint ventures that are accounted for in accordance with IAS 27, IAS 28 or IAS 31. The same scope exception also applies to IAS 39. Accordingly, we do not believe it is appropriate to categorize an impairment loss on the 40% equity interest in Finanziaria Web, an entity that you were consolidating pre and post disposition of the 40% interest, in the manner you have selected.

In future filings, given the significance of this particular item, as well as the unique nature of the transaction giving rise to the loss, it appears to us that it should be presented separately, either on the face of the income statement or in the notes. Refer to the guidance in IAS 1, paragraphs 86 and 87. In describing in line item upon which it is presented, it does not appear to us to be appropriately presented in financial expense for the reasons discussed above. We are not mandating how the line item is characterized, but we do believe the description selected should be representative of the nature of the loss. Note that if you elect to present a subtotal for operating income, we will not object if the Euro 282 million expense is classified outside of this subtotal.

In future filings, consider revising your disclosure to provide a fulsome summary of this transaction in one footnote.

Response:

In our future filings, we will revise our disclosure to provide a full summary of this transaction in one footnote.

2.	While we note the disclosure in Note 1 under Disposals related to the acquisition by Telecom Italia in 2005 of Internet, and the disclosure in Note 20 under settlement with the De Agostini Group related to the subsequent acquisition by Vertico S.p.A a wholly owned subsidiary of Telecom Italia, in future filings consider revising the disclosure provided in Transactions with Related Parties (Note 34) to clearly address all related party transactions, or, at a minimum, to refer a reader to where information compliant with the requirements of IAS 24 may be found elsewhere in the Form 20-F.

Response:

In our future filings we will revise Note 34 to clearly address all related party transactions.

* * *

We are available to discuss any of our responses with the Staff at their convenience. In that connection, the Staff should not hesitate to contact the undersigned at 011-39-06-355- 84795 (fax: 011-39-06-355-84702) or our counsel Luigi L De Ghenghi, at 011-44-20-7418-1018 (fax: 011-44-20-7710-4918) or George Hacket, at 011-49-69-9757-0320 (fax: 011-49-747744).

Very truly yours,

/s/ Paolo Serra

Paolo Serra
Chief Financial Officer

cc:	Luigi L. De Ghenghi (Davis Polk & Wardwell) George Hacket (Davis Polk & Wardwell) Mario Lamprati (Reconta Ernst & Young S.p.A.) Margy Coll (Reconta Ernst & Young S.p.A.)